SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 11, 2015 filed by the Company with the Comisión Nacional de Valores, Mercado de Valores de Buenos Aires S.A through the Bolsa de Comercio de Buenos Aires and the Mercado Abierto Electronica S.A.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated February 11, 2015, and continuing with the communication released on February 2, 2015, the Company informs that, effectively made an investment in Dolphin Netherlands B.V for the amount of USD 105 million. Addtionally the Company, as a result of its indirect participation through Dolphin Netherlands B.V in the rights offering made by IDBD and the sale to Inversiones Financieras del Sur S.A ("IFISA")., increased its indirect stake to 49% of IDBD outstanding shares. Related to the previous paragraph it is important to mention that Dolphin Netherlands B.V  has sold 12% of its stake in IDBD to IFISA, related party transaction approved by the Audit Committee of the Company. The report is available to all shareholders at the Headquarters.

IDBD is one of the largest and most diversified investment groups in Israel, engaged through subsidiaries in different markets and industries, such us real estate, supermarkets, agrochemicals, telecommunications and insurance, constituting a singular business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 11, 2015